Exhibit 99.6
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended Sept 30, 2005
Dow Jones
Interviewee:
Suresh Senapaty, Executive Vice President & Chief Financial Officer
Girish Paranjpe, President, Finance Solutions SBU, Wipro Limited
Suresh Vaswani, President, Wipro Infotech Division, Technology Infrastructure Services, Testing
Services & Enterprise Application Services, Wipro Limited
Dow Jones
What have been the offshore and the onsite rates, and how has it come down?
Suresh Senapaty
onsite and offshore rates are 4223 offshore and 10973 on onsite.
Dow Jones
That is per person per month?
Suresh Senapaty
Yes. if you look at it, offshore was down by about 2.1% and onsite was down by about 0.8%.
Dow Jones
Okay, that is year on year?
Suresh Senapaty
No, it is sequential.
Dow Jones
Okay.
Suresh Senapaty
If you look at year-on-year, offshore was up by about 0.1%, onsite is down by about 0.5%, okay. Now, that is primarily because we had an expansion last quarter because of risk reward deal, and that got neutralized in the current quarter, which was part of what was built into the guidance. Otherwise, we have not seen any change in the trend in terms of pricing from customers, they continue to be stable because of some amount of mix change and customer mix etc. where there has been a marginal, but for that correction, the decline is very marginal and we don’t see a change in the trend, so we look forward, so we see much more stability in the prices.
Dow Jones
Okay. So it continues to stay firm and looking forward also you are looking at the environment staying steady?
Suresh Senapaty
That is it.
Dow Jones
Okay. But sir, what about this last quarter, you mentioned about the minor slip because of a risk reward. Could you just explain it a bit, what is the risk reward?
Suresh Senapaty
Actually, some of the deals that we do in our, particularly in the technology part of the business are that you do a project and you get paid not on the basis of efforts, it is not on the basis of effort but on the basis of take a risk and if it clicks you get an X amount. So that gives you some time the non-linearity in our earnings, so that got corrected, and last quarter when we got that reward amount, and therefore we saw a spike in our, you know, last quarter if you see sequential we had a 2.2% offshore increase and 1.4% onsite increase, so that 2.2 is now back to same because it is –2.1, which means we are at the same level as earlier quarter. So that gets neutralized.
Dow Jones
Okay. So you are talking about maintaining steady operating margins, your head count has gone up, and at the same time your realization has decreased so how is it that margins are still stable?
Suresh Senapaty
I think we have seen in the current quarter that last quarter we had hit of Visa expenses, we had little bit of reduction in utilization, we had fair amount of stability in the onsite offshore mix, but we did improve on the bulge mix, we had better foreign exchange benefit and, so combination of these factors and SG&A flow through. So we had an expansion of our operating margin by about 40 basis points. From the quarter, if you look at the guidance, I think it will be primarily volume driven growth. This guidance is about 7.5%, which is about $463 million in spite the number of holidays being higher in the current quarter than last quarter, which means the volume growth is more than guidance, and we will have, like we said we will have stability on the pricing. On the exchange we may not participate in the Forex that rupee depreciates, but we have opportunity in the mix of offshore/onsite, we have opportunity in the areas of what you call utilization and further improvement in bulge mix
Dow Jones
So, utilization what has been the rate for last quarter?
Suresh Senapaty
Last quarter the utilization was, net was about 70%. 70.4 down from 72.3, because we had highest head count increase of 4575 people. So despite such a high head count increase, we have been able to manage utilization at normal rates.
Dow Jones
So how much would be your gross utilization levels going forward?
Suresh Senapaty
We have not talked about because some quarters the additions are higher, some quarters it is not, but if you look at it utilization is about 71%. I guess, during last quarter we were 65%. On a gross basis if you look at it, it is 65; 66.6 down to 65.
Dow Jones
And sir, the BPO, the head count has gone down, and why is that?
Suresh Senapaty
The BPO head count has gone down, primarily because change in the mix of the business that we are in, primarily because the operational efficiency that is being driven in terms of making sure that the productivity stays competitive than what we had earlier. So combination of all these factors in terms of the certain quality program we are able to improve our productivity. So all these things helping us in improving productivity in the existing business and increasing the non-voice mix in the overall business.
Dow Jones
What is the voice/non-voice break up now?
Suresh Senapaty
We have improved it by 1% point last quarter, and going forward it will continue improving
Dow Jones

What will be the break up in this, voice would be about what around 70%?
Suresh Senapaty
16 is non-voice. So we got some good wins in the BPO side, in the BPO part of the business in the transaction processing area, in the order to cash cycle, and in the FMA accounting, procurement area, we got lot of good wins. So that gives us confidence that we can drive the transaction processing business, and also trying to concentrate on the technical help desk because that is synergistic to our IT business, you know, particularly when you talk about technical help desk, at level 1, level 2, level 3, level 4. Level 3 and level 4 are something we do as part of our IT services business, level 1 and 2 are something which are part of the BPO business, are synergistic, and therefore our focus is on technical help desk on the transaction processing area, and the voice to the extent it is part of the overall transaction processing services. In fact, one large deal that we got last quarter, which had IT and BPO combined.
Dow Jones
And sir then what would be the ideal mix for you in that business, voice and non-voice?
Suresh Senapaty
Well, we would like it to be at least 50% in the next 18 months or so...
Dow Jones
Sir on the forex part of it, has there been any forex gain this quarter?
Suresh Senapaty
As you know, we don’t do a mark to market, as we have a cash flow hedging, from that perspective our outstanding position is about $570 million, which is hedged at forward.
Dow Jones
Okay. And this is for the entire year sir?
Suresh Senapaty
No, this is outstanding as of September 30, 2005.
Dow Jones
The kind of clients you have won, what are their profiles.
Suresh Senapaty
37 clients, we have added in this quarter and of that 10 of them are Fortune 500 clients, and 8 customers are more than 10Mn Dollar.
Aprajit
Hello, Mr. Paranjpe, this is Aprajit from Dow Jones.
Girish Paranjpe
Hello, how are you?
Aprajit
Good. Basically just wanted to have a feel on what’s the business scenario in your domain, BFSI space. Within that space, where are you seeing the greater traction, is it the investment banking section or the brokerage houses, which are actually showing more interest in spending?

Girish Paranjpe
Let me kind of give you a little flavor covering all three sectors one by one. Basically, we internally have organized ourselves in three groups, which is in line with how the industry sees itself. We have insurance, which is both life and property casualty, which is one group. Then the other one is the capital markets, which covers the investment banks, then it covers the depositories and clearing houses, stock exchanges, as well as the investment mangers, what they call the buy side. We cover buy side, sell side, and the market enablers, which is the three people at work; depository, settlement houses, and exchanges. So that is the second group. And the third group is around the retail banking, credit card, mortgage processor; is the third group. Now, if I look at it from, cover all, kind of go through three sectors one by one; investment bankers are of course going through a boom time, you should have seen the results of all the top investment banks in the last few days, almost all of them have declared outstanding results. The growths have been somewhere between 50-80% depending on who you are tracking. So they are in a boom phase, and when that happens they are willing to spend money on new projects and new applications because all they want is time to market and ability to sell new products to the market place. So there is significant growth that we have seen on that side.
The insurance side, what we have seen is that, especially on the property and casualty side there is very strong demand because now there are cyclical upturns where because of hardening of the premium market, they have significant funds available, and in the cyclical upturn, they use this upturn to basically clean up their shop invest in IT solutions to make sure that there back-end is fully integrated because sometimes they have gone through, in the downturn they would have gone through some acquisitions and mergers and their back-end systems would not be integrated. So here is the typical time for them to make those investments to clean up their back-ends and make it streamlined and so on. There is a significant demand again there, from their side, basically upgrade technology and streamline it.
On the retail banking side, I see some sectors are strong at this moment, but the advantage that we in the retail banking is that not everybody has embraced offshore to the same extent, unlike investment banks who kind of came in first to embrace offshoring, the retail banks have been little slower. As a result, while they don’t have the same spend appetite, they have kind of catching up to do. If I look across sectors I have seen double-digit growth in almost all three sectors.
Aprajit
Okay, even in the press conference also it was mentioned that the BFSI segment, the financial services has grown double digit, but double digit is a very funny term, I mean where shall we take it? Is it on the lower term or, if you can give us a sense that would be good?
Girish Paranjpe
First of let me say, double digit is quarter-on-quarter basis.
Aprajit
Yes.
Girish Paranjpe

So quarter we have grown 14.1%, last quarter versus quarter, and I think what was also mentioned, I think Senapathy said that in the passing that if you look at eight out of nine quarters, 50% plus growth on a year-on-year basis.
Aprajit
Okay. Another thing I basically wanted to understand, this insurance side of the business, there the clients would also include re-insurers?
Girish Paranjpe
Yes, re-insurer, insurance brokers, property and casualty companies, and life insurance companies.
Aprajit
Okay, but with this natural calamity, I mean, the recent one, suppose this earthquake and all, would this kind of really tighten the purse of the re-insurers for the next year in terms of budgeting?
Girish Paranjpe
Re-insurers are not big spenders in the first place because they are not heavy on transactions. They just do risk transfer. For risk transfer, you don’t need high IT investments. So while they are big players and they have huge capital at their disposal, they are not necessarily big spenders on IT in absolute terms. So, yes, I am sure all of them are constrained, and you would have seen some people whose capital has been severely dented and so on and so forth, and their appetite would definitely have got diminished, but not very relevant in the overall context.
Aprajit
Okay fine. In terms of manpower engagement, how many people you have in the financial services?
Girish Paranjpe
About over 5000 people, just on the IT side and at least another 3000 people on the BPO side.
Aprajit
Okay, and what kind of projection would you say by the fiscal end in this space alone?
Girish Paranjpe
We don’t give by sectors projections, so I can only say what has been said for Wipro Technologies as a whole as far as our guidance is concerned.
Aprajit
Okay, but in terms of pipeline can you give us a sense, I mean, client build up, there is more from the investment side because of the current boom in that area, investment banking?

Girish Paranjpe
No, as I said, all these three sectors are strong, the bankers, then the property and casualty companies, as well as the people who are new to offshoring in the commercial banking and the card side.
Aprajit
Okay, and where are they coming from, mostly are they US clients who are actually showing this interest in offshoring, the new clients?
Girish Paranjpe
It is North America and Europe.
Aprajit
Okay, but Europe also has grown, I mean, if you look at it. Europe has grown, but do you see this trend sustaining going forward?
Girish Paranjpe
Because there, at least for financial services industry, the three markets North America, Western Europe, and Japan account for 80% of the IT spend. Other markets are important, but these are the three big ones.
Aprajit
Okay. No, because sir, in your peer Infosys also, their Europe’s contribution has gone up. Here also Wipro we see the Europe contribution is going up, so basically is there a lot of business flowing in from Europe now and shall we see this trend sustaining going forward?
Girish Paranjpe
I would hope so. See, what we have yet to fully realize is the value of getting business from continental Europe. So, in some way there is a huge potential when continental Europe fully opens up. We have seen some initiatives at this moment, but I think that opportunity is bigger than what has been tapped.
Aprajit
Okay.
Vinod
Girish, I just wanted to add, if you want to touch upon those integrated deals that you were mentioning that we are getting in terms of how most of these deals about IT and BPO and how they are flowing across?

Girish Paranjpe
There is a growing interest in combining multiple areas to be able to get a benefit by combining these two things and having an operational outcome rather than just an IT outcome. So there is growing interest in that area. So we have seen deals like that coming through where we are doing let’s say applications plus underlying BPO relating to that, whether it is in technical help desk, whether it is in some of the insurance policy underwriting, brokerage back office, all of these areas.
Aprajit
So in terms of these of bundling deals, is the pricing a little higher than your plain vanilla ADMs or..?
Girish Paranjpe
Not in the first one or two deals, but once we get confident on execution, we will start pushing on an integrated basis in which case we get more value pricing.
Aprajit
Okay, and when is that like to happen, I mean..?
Girish Paranjpe
I think four quarters from now we will get much more confidence because by that time we would have delivered, we would have got confidence, we would have established baseline, we would have demonstrated productivity, and that’s the time when we can go from more transparent pricing to more value-based pricing.
Aprajit
Okay, and it basically would be a win for both you and the client.
Girish Paranjpe
Absolutely.
Aprajit
Okay, and how much is it likely, the client likely to save on his operations if he wants to go for this kind of bundled deal?
Girish Paranjpe
I think the opportunity is huge because thinking of doing back office operations in India, the cost is basically 40-50% lower.
Aprajit
Okay, that’s only for the BPO part of it?

Girish Paranjpe
IT and BPO combined.
Aprajit
Combined, okay. Basically now if you are pitching for a new client or you actually bundling the services as your differentiator in your pitch or..?
Girish Paranjpe
See, we look at the client profile. If the client has appetite, we think an opportunity, then definitely we will make this kind of basic proposition. There are some clients who are more comfortable if we do it on a step-by-step basis, who will say first show me kind of success at one place, at another place, and then let’s talk about something doing together because they are also trying to do risk mitigation internally and also creating sufficient acceptance within their organization. So that they don’t look like they are going out of the link.
Aprajit
Fine. What is in terms of margins in these kind of deals, I mean, do they sustain the gross margin levels which the company operates or is it a bit higher?
Girish Paranjpe
There is an opportunity to make it higher. As I said, the starting point is not necessarily like that, because we want to start establishing trust, earning something in the process, and then we go to next set of customers, then we go with more understanding and more value, then of course we change the way we operate.
Aprajit
Okay. Another thing is basically on point of view of the industry, if you look at the way this bigger companies are growing, Wipro, Infosys, TCS, and the tier II companies are growing, the gap between them is widening with every quarter, so why is it happening, I mean, what are the reasons for this? Is it basically because of the practices which these bigger companies offer or is there something more to it?
Girish Paranjpe
I think it is both a demand side and supply side thing which is kind of combining to make this happen. On the supply side, it is definitely the point that you mentioned that larger companies have wider scale, ability to risk mitigate by having multi locational delivery, by having multiple service lines, so you not stuck with just doing application development work, you can do work on infrastructure, you can do BPO, you can do consulting, you can do package implementation, so having a wider array of services definitely helps in addressing the customer needs in a larger way. So there is bound to be growth because we can offer more things, basically more fruits in our basket. If you look at the demand side, since offshore has become a strategic initiative instead of a tactical decision for an individual IT manager, customers are beginning to apply science to this whole thing. So they are saying who should be our top three vendors, so why should we not deal with only the big vendors who will give us long-term value, who is going to sustain for another 10-15 years. So there is kind of some amount of thinking through that is happening on the customer side about vendor selection which is more strategic rather than tactical.
Aprajit
Okay, but in terms of vendor selection, we also hear that the bigger deals are now being broken down into pieces and there is a kind of vendor rationalization also coming into the market, so when you have one bigger player a part of that work also goes to a smaller player?
Girish Paranjpe
Single source is definitely a thing of the past, so it is very rare that you will have a single source situation, but having said that, if there are two or three vendors, because nobody goes for 20 vendors, they go for two or three vendors, then there is a lot of thought about which of the two or three vendors they would like to work with. So that’s where I think the smaller companies have a challenge because they are unable to strongly argue that they have a better story and a value proposition as compared to the bigger companies.
Aprajit
Okay, and in terms of hiring resources, you see there is an abundant supply of skilled labor in the market, or is there some crunch because certain work that you guys would be doing especially in your space it requires a lot of skill, and background in Finance, so do you see that kind of labor, is there a shortage in the market or is it abundant?
Girish Paranjpe
Entry level there is no shortage. There are enough number of people who are getting kind of pass out of engineering colleges in India, and that number is maybe two times or three times what is coming out of the American colleges or European colleges. So at entry level there is no shortage. Only when you go up and look at people with 10 years experience, 15 years experience, that is where we are seeing shortage because the industry is relatively young. So if the industry is only 15-20 years old, how many people will you have with 15 years experience.
Aprajit
Absolutely. Its not much of a concern going forward if you need to scale up your operation especially in this area, you can always train up freshers and then sustain the work, is it?
Girish Paranjpe
Again that’s our view, and it is matter of continuously educating our customers to not necessarily look at age and experience as the only benchmark for giving out work.
Aprajit
Okay. Anything else you would like to add.

Girish Paranjpe
No, I think you have covered most of the points that I would have thought of.
Aprajit
Fine, thanks a lot for your time.
Girish Paranjpe
Thank you.
Aprajit
Hello Suresh. This is Aprajit from Dow Jones.
Suresh Waswani
How are you? Suresh Waswani here.
Aprajit
Hello fine sir. Basically, I just wanted to have a feel that where the growth is coming from in your area of business, and since there has been an incremental improvement in your operating margins, do you see that sustaining going forward?
Suresh Waswani
See, I will tell you what I do as part of our global business. I manage our technology infrastructure services business, then I manage the testing services business, then I manage our enterprise application solutions business, which is all about package implementation and consulting, and then I am also responsible for Wipro Infotech which is our domestic India, Middle East, and Asia Pacific business. So that is what I do.
I will speak first about the global business. See, especially, TIS, the infrastructure services business and testing business are extremely strong differentiators for us globally, and when I say differentiators, like if you look at technology infrastructure services, it is an area where we were the first one of the blocks so to speak in terms of delivering global solutions for infrastructure, and you know, we of course have the strong advantage of having a very strong domestic based infrastructure business which therefore provided the sort of jump start we needed four or five years back into the global business, but now it’s a significant business for us, is a part of our global business, it accounts for today more than 8% of our global revenues. We have close to 2400 people in our global infrastructure services business, and if you look at the performance last quarter, sequential growth in this business was 12% and the year-on-year growth was 68%.
Aprajit

Okay, so it is a phenomenal growth.
Suresh Waswani
Yeah. Anyway just returning to complete what I was saying, we today virtually have capability to manage the customer’s entire IT life cycle, I am talking about the IT infrastructure life cycle, so whether it is infrastructure management or whether it is integration or whether it is consulting, we are able to really provide comprehensive IT life cycle management services for our global customers. And again to give you a flavor of the sort of wins we have been having; for a finance company in UK, for one of their mission critical applications we are actually supporting the entire IT infrastructure, so whether it is enterprise computing, database operations, or server management, we are managing that. I will give you another example, and this is for an insurance company again in UK, where we are managing close to 700 servers and 15,000 desktops for the customer as a part of our managed services proposition.
Aprajit
Okay, these are all remote management services?
Suresh Waswani
Yes, when I say remote management, they are remote management, they are delivered through the global delivery model. We have some people onsite, a large number of people offshore. In the transition phase, it tends to be a little bit more onsite because we are capturing the knowledge and so on and so forth, but on a steady state it will be substantially offshore and remote delivery, yes.
Aprajit
Okay. And what is the average size of these kind of contracts which you get?
Suresh Waswani
It depends, there are some contracts, but just to give you a ballpark, there are some contracts which we have done in this space which is like $25 million over a period of three years to five years, so increasingly we are finding ourselves getting into more annuity, long-term contracts, which are three year contracts or five year contracts and the visibility that we may see at the starting block could be $25 million over three years or four years, but then it essentially keeps growing because as the customer gets the experience, he tends to outsource more and more to us, so that’s how it is. We would have at least, I don’t remember the numbers too well, but we would have I think close to 10 customers of ours in the infrastructure services space where we have more than 100 people engaged. That gives you some idea of the size.
Aprajit
Okay, but here how the pricing works out, is it in number of units which you maintain, or as the units grows, the client also comes back for a volume discount as in the case of a ADM service?
Suresh Waswani
Sorry, the call got cut. You were asking me about pricing.

Aprajit
Yes, how does the pricing work out here? Is it dependent on the number of units that you tend to manage or?
Suresh Waswani
See, traditionally, it was more based on our estimating the number of people that would be required to do the job, so the pricing was tending to be more people based, but as we go ahead, it will become much more element based.
Aprajit
Element based means what kind of...?
Suresh Waswani
So when I say element based, I would say for 700 servers the price is X, 700 servers and 15,000 desktops the price is Y, and without necessarily giving visibility to the customer whether I am using 50 or 60 or 100 people, because ultimately what we are really driving is driving more process and more tools so that the model of delivery becomes less people dependent. So we are heading in that direction. So for now, it is yes, this is the job, our pricing is more, number of people on the skill set, etc, we deploy that determine the pricing, but in future it will be more towards much more element based pricing.
Abhijit
Okay, and when will you actually achieve this, I mean, most of your work...?
Suresh Waswani
I don’t think we will ever achieve it on a full scale. There will be elements of it. In any large situation, you will have some aspect of it which is related to remote delivery and when it is related to remote delivery that element of it we could drive towards element-based pricing. The answer to your question is it will tend to be a combination of both element and people based pricing depending upon the nature of job that we are doing.
Aprajit
Okay fine. These kind of remote applications, this maintenance services, do you see any traction in the Indian market?
Suresh Waswani
In the India market, we are dominant player in the infrastructure management space of India. Just to give you an idea of scale, we have more than 5000 people working for us in the infrastructure services space in India whereby we manage customer’s infrastructure.

Aprajit
Okay fine, lovely. And could you just give some detail on the India part or the India and Asia Pacific business, how is the business shaping up, where is the growth flowing in?
Suresh Waswani
Sure. I said TIS, you want me to cover a bit on testing?
Aprajit
Yes, sure.
Suresh Waswani
And then I will probably cover TIS. So, testing again like TIS is an extremely strongly differentiated service line for us, and here the growth rate is really good. So we have had sequential growth of 20%, which is high, the sequential growth is high and 80% year-on-year growth. We added around 930 people in this business unit this quarter, and so the total number of testing people we have today, independent testing, so this is solution, I mean, independent testing organization, we have today around 3700, which makes us I think the largest outfit in the country and probably one of the larger outfits in the world in terms of independent testing. So we do a lot of test consulting. We do a lot of test automation. We do specialty personal services like functional testing, regression testing, and so on. And conceptually we are able to, we have all that it takes to become a complete test outsourcer to our customer. So we have this proposition called managed test services whereby, let us say large global customer, irrespective of who is doing his application or whether we are doing it in-house can actually completely outsource the testing strategy and the test implementation to us. So that is one of the increasing trend that we are seeing.
Aprajit
Okay. You have already won orders on this kind of work?
Suresh Waswani
Yes, we have won. Its like, today 3700 on practice. I will give you a flavor of the sort of orders we keep winning. So now, this is another financial company, this one I think is in the US, where we are doing performance testing for their entire application suite. So whether it is credit card application or auto loan application, this is a financial services company, testing for these applications we are doing on an ongoing basis. Okay, so this is one example. Then, I will give you another example of a company which is in consumer electronics, and basically what we are doing is testing handsets, mobile handsets, doing both field and interoperability tests across multiple service providers, so that is the nature of job that we do. I gave you two examples, one was more on the technology side, which is mobile, and one was more on the enterprise side, which is the finance customer.
Aprajit
Okay. And what are your plans in this area, in the testing business, how you see yourself growing, any specialized services within testing that you are planning to offer going forward?

Suresh Waswani
Yes, what we are going to do is, invest more and more on consulting, on test consulting; invest more and more on leveraging tools, there are test automation tools which is a very highly specialized skill level is required, training that is required, so we are going to invest on that part. We are going to invest in terms of building frameworks. So I gave you the mobile example, for example we have created framework and we call it as Witmus, but you know basically what it is, it is 25000 test cases, right, which any mobile handset manufacturer can come to us, and he needn’t have his own testing suite, we can give him our testing suite and we can run his mobile handset through this testing suite in a global delivery model. So we give him not only the execution of the testing but we also give him the testing which is robust, and which will make sure that the product that we are releasing in the market is right. So we are going to continue to invest in building frameworks for different domains.
Aprajit
Okay. And Mr. Waswani, I just wanted to have a feel on this testing outsourcing, since when it has gained steam in Indian market?
Suresh Waswani
Well, you know, I think it essentially if you ask me over the last 3 or 4 quarters, but you know we have been doing testing for a while in the sense that, and we have been doing testing for a while, thanks to your product engineering business which needs a lot of testing. Now there is, enterprise application are going more and more online, so you know that also is becoming very very mission critical. So if you ask me for the last three or four quarters, it is the category which is getting a lot of attention. And one way or the other we have got this as a extremely strong differentiated service line for us, which is a major growth driver for us today.
Aprajit
Okay. But can you quantify how much in terms of revenue, how much has it contributed to the top line?
Suresh Waswani
See, to the top line, it is close to 9% actually.
Aprajit
Okay, close to 9%...
Suresh Waswani
9% of the global IT services.
Aprajit
Yeah, understood. Actually this part would make a very nice story for Wall Street Journal because they look at all this technology, emerging technology outsourcing stories, so for...

Suresh Waswani
....both the infrastructure services and testing services are, as you say, the strong differentiators for us vis-a-vis our competition, and you know, one way or the other we have been early starters in this, we continue to invest in it, and we are seeing the growth.
Aprajit
Okay. Any other geographies which is offering this kind of services, any competitive geography?
Suresh Waswani
You are talking about TIS and testing, right?
Aprajit
Yean.
Suresh Waswani
Well, you know, the testing market globally is quite fragmented. While the TIS market, the infrastructure services market is, you know, global major do it, IBM does it, HP does it, they are really big in this area, and when we get business in the global market, it is really because of our strong delivery capability from a remote delivery perspective and the fact that we are able to drive service levels higher than what they are current getting is what is attracting customers towards us. So infrastructure services, big global majors do it, and now we are pioneers in remote delivery and a lot of people are now emulating what we are doing. While testing is very fragmented, but it is a category which is getting attention. So you have organizations like us, which do a lot of testing. We also have standalone testing organizations, which are only specialized in testing, and you know, they are specialized in testing and they are specialized in a particular domain. So you have got companies which are testing organizations for the finance sector and that is all they do.
Aprajit
Okay. And what would be the global size of this TIS and testing market?
Suresh Waswani
Now, global size, it is pretty large in the sense that, let me give you a perspective of actually the domestic size going global, so for example, so you know if I take the Indian offshoring market today, just give me a second...
See, the total IT services market out of India today is roughly 8.8 billion US dollars, out of which TIS, infrastructure services part is 500 million US dollars roughly, I am giving you rough numbers, and standalone testing would be roughly a billion US dollars. But the growth for testing and infrastructure services going forward will be more. Now, globally the market is really large in the sense that infrastructure and infrastructure services would really be close to 50% of the total global market because people spend a lot on infrastructure and infrastructure related services. So that is a huge market.
So, just to give you a perspective, the global IT market would be give or take a few, roughly a trillion US dollars in size, and infrastructure and infrastructure related services, I am also counting the hardware and all that that goes along with it, would be close to 50%. I may be off a bit, we can give you the data, it is really large market.
Aprajit
Okay, fine. So there is a huge opportunity for people like you to get into that?
Suresh Waswani
You know, there is a, I would say that infrastructure outsourcing or infrastructure offshoring and testing are relatively new service lines, so I would tend to look at what is the size of the Indian export market, which I just said is around 8 billion US dollars, I would believe that this market will grow, and Nasscom talks about between 25-30% growth rates for the overall IT services market, but I would believe that testing and TIS would be ahead of the group trajectory. So, certainly I think that testing market out of India and TIS market out of India would grow 30% plus, and we have to make sure that we grow ahead of that curve.
Aprajit
Okay, fine.
Suresh Waswani
If you need any specific data, you know, we can send you the specific data in terms of..
Aprajit
In terms of.. And just some flavor on the Indian IT market, how is the business panning out there?
Suresh Waswani
We are again unique in the sense that we have a dedicated business unit, which focusses on India, Middle East and Asia Pacific, and this was really the starting point of Wipro in 1981, and we have continued to invest a lot, especially in the last four or five year in India we have invested a lot in terms of growing our consulting business here. So we gave for example 200 people doing consulting, high level consulting in the domestic market alone, and we have also invested a lot in terms of growing our software business to address the domestic market. So, you know, we do a lot of SAP type of implementations, we do a lot of round up application development, you know, we have good strong applications for the top enterprises in the country. So today what we have is a, and we were always in the infrastructure space traditionally, and infrastructure management of course was a big strength area for us. So what has happened to us in the domestic market is, we today have all that it takes to become a strong partner of choice, strategic partner of choice for corporate clients. So therefore you know the domestic business is doing well. We are growing 32% now year on year. Profitability is growing because of the richer service mix. So profit has grown this quarter by 36%. I will just talk about one significant win that we had in the domestic market, that is the Sanmar, which is the total outsourcing sort of win, where we are doing everything, you know, we are doing IT infrastructure management, we are doing package implementation and sustenance, we are doing model application development maintenance and sustenance, we are doing asset refresh and we are doing process consulting, all that integrated into a 10-year contract, which is sort of a pay by use IT service that we are delivering to the customer. So now we are beginning to really win these sort of deals on a consistent basis. Few quarters back we had won Yes Bank, that again was a total outsourcing deal.
Aprajit
Okay, but here the wins are basically from banks and....
Suresh Waswani
No, actually across the board, because we do a lot of business with government, the telecom sector, I mean, just to give you a flavor, we are India’s largest network integrators. We would be probably India’s largest infrastructure management service provider. There are many firsts that we have in India and in the IT services space, and the customers really go across the board, so we do business with government, we do business with telecom companies, we do business with the finance sector, which is pretty large. We do a lot of work for the enterprise and manufacturing sector also.
Aprajit
Okay, you see this growth will be spurt across the sector even in India, or is it...?
Suresh Waswani
See, India is on a growth trajectory in terms of investments, and you know, another interesting area is India is a very large SMB market, small and medium business market, and we are now beginning to, so we are pretty strong in the enterprise sector, now we are beginning to focus on the SMB market also, and there are interesting things we are doing there. For example, SAP is working along with us for us to develop templates for SAP implementation in the medium sector and this tends to be very verticalized, you know, it could for the pharmaceutical sector, it could be for the consumer sector, and what we are able to therefore do is to go into a medium sized organization, do the SAP implementation in a few months rather than in a few years. That is the trend in the SMB side. So are doing a lot of investments in that area as well.
Aprajit
Okay fine. Basically, I will try to provide a story on this infrastructure outsourcing and testing outsourcing for Wall Street, so it will take a little bit of time, I mean, about a couple of days or three days, so in meanwhile if I need any data, I will send you a mail or something.
Suresh Waswani
Yeah, that will be great. If you can just send me a mail, you will get all the data. You will get all the inflationary data, market data, market size of India, global market size, you just send me a mail and I will send you the data.

Aprajit
Fine. That would be great.
Suresh Waswani
Okay.
Aprajit
Right Sir, thanks a lot for your time.
Suresh Waswani
Thank you very much.